

October 12, 2011

<u>Via Email</u>
Ricardo Soler
Chief Financial Officer
Tenaris S.A.
29, Avenue de la Porte-Neuve, 3rd Floor
L-2227 Luxembourg

      Re: **Tenaris S.A.**
           Form 20-F for the Year Ended December 31, 2010
           Filed June 30, 2011
           File No. 001-31518

Dear Mr. Soler:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Dietrich King for

                        Pamela Long
                        Assistant Director

cc: Robert S. Risoleo, Esq. (*via E-mail*)
       Sullivan & Cromwell LLP